P.E. 2/11/02



1025561


RECEIVED
FEB 07 2002
354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2002

MER TELEMANAGEMENT SOLUTIONS LTD.

(Name of Registrant)


PROCESSED
FEB 12 2002
THOMSON
FINANCIAL

40 Aluf David Street, Ramat Gan 52232 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-16444.



1042757.2

MER TELEMANAGEMENT SOLUTIONS LTD.

6-K Items

1. MER Telemanagement Solutions Ltd. Press Release dated February 6, 2002.

Item 1

Wednesday February 6, 8:30 am Eastern Time

Press Release

SOURCE: Mer Telemanagement Solutions Ltd.

MTS' Fourth Quarter Revenues Increase 23% Incrementally; Cash Position Improves to $10 Million in Q4

RAMAT GAN, Israel, Feb. 6 /PRNewswire-FirstCall/ -- MTS -- Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - news), a leader in the enterprise communications management market, today reported a 23 percent sequential increase in fourth quarter 2001 revenues to $2.6 million from $2.1 million in third quarter 2001. Revenues were $2.9 million for the corresponding period in 2000. Revenues for the full year were $10.7 million, including $7.8 million from sales and $2.9 million from services, compared with total revenues of $11.1 million for 2000. The gross profit for 2001 was virtually level with the prior year at $8.2 million.

Quarterly gross profit was $1.9 million against $2.2 million for fourth quarter 2000. The operating loss for the 2001 fourth quarter was reduced by 53% to $420,000 versus $888,000 in third quarter and by 50% from $843,000 in fourth quarter of 2000. Net loss came to $396,000 or $0.08 per share against net profit of $314,000 or $ 0.065 per share for fourth quarter in 2000.

Commenting on the results, Shai Levanon, MTS president & chief executive officer, said, ``Fourth quarter results were consistent with management's expectations. I am pleased with our fourth quarter performance in a market that continues to be challenging. Both our operations and our cash position continue to improve in line with our business model. Our competitive position was notably enhanced with the introduction of the TABS IT version 7 to the US market in early January 2002."

Total operating expenses for 2001 were $10.4 million, down from $11.7 million for the prior year. For the full year, MTS's net loss was $2.6 million or $0.53 per share, after the one-time capital loss of $741,000, with respect to the Company's holdings in NICE Systems warrants and shares, which were acquired in connection with the sale of STS Software Systems Ltd. to NICE Systems Ltd., compared to a net loss of $1.3 million in 2000.

``Despite the overall decline in sales, MTS was able to maintain sales levels of the previous year. We worked hard to expand our North American presence and will continue to do so in 2002. Our wholly owned US subsidiary, MTS IntegraTRAK, now accounts for 60 percent of our total revenues. At the same time we are working on strengthening our position in Europe," Mr. Levanon added.

MTS's general manager Israel operations & chief financial officer Mr. Yossi Brikman said: ``We continued improving our operating cash flow surplus during the fourth quarter, posting a positive number of $163,000. Our cash and cash equivalents including marketable securities and short-term bank deposits stood at $10.027 million at the end of December 2001.

MTS management will conduct a teleconference today at 11:00 a.m. US Eastern Standard Time. To participate please dial (719) 457-2641 about 5 minutes prior to start.

MTS is a leader in the enterprise communications management market. MTS's web-based management solutions for Converged Voice, VoIP, Data, and Video answer the needs of IT professionals, systems integrators and solutions providers. The Company pioneered the integration of the PC into telemanagement solutions, and sold over 55,000 of its flagship TABS solution (Telephone Accounting & Billing System) in 22 languages in more than 60 countries. MTS supports its products worldwide through its own sales and support offices, local dealers and OEM contracts with leaders such as Siemens, Ericsson, Philips, Lucent EMEA, Alcatel etc.

MTS IntegraTRAK, Inc., the North American subsidiary of MTS-MER Telemanagement Solutions, Ltd. has been in the business of building exceptional telemanagement software and earning a reputation for superior customer support since 1985. Today MTS IntegraTRAK is leading the evolution of traditional telemanagement toward VoIP, IP, and converged usage applications.

For more information please visit the MTS web site at http://www.mtsint.com.

- (Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United Securities and Exchange Commission filings.)

MER TELEMANAGEMENT SOLUTIONS LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	December 31, 2000	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$5,837	$5,987
Short-term bank deposits	1,862	1,942
Marketable securities	3,436	2,098
Trade receivables (net of allowance for doubtful accounts of $ 842 and $ 837 at December 31, 2000 and 2001, respectively)	1,523	1,254
Other accounts receivable and prepaid expenses	1,536	870
Inventories	542	322
Total current assets	14,736	12,473
LONG-TERM INVESTMENTS:		
Investments in affiliates	974	1,092
Long-term loans, net of current maturities	88	97
Severance pay fund	732	651
Other investments	848	389
Total long-term investments	2,642	2,229
PROPERTY AND EQUIPMENT, NET	1,174	816
OTHER ASSETS:		
Capitalized software development costs	83	--
Goodwill (net of accumulated amortization of $ 15 and $ 35 at December 31, 2000 and 2001, respectively)	173	153
Other intangible assets	2,864	2,345
Deferred income taxes	140	79
Total other assets	3,260	2,577
Total assets	$21,812	$18,095

1075135.1

CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands (except share data)

	December 31, 2000	December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term loans	$78	$58
Trade payables	668	499
Accrued expenses and other liabilities	2,478	1,859
Deferred revenues	1,170	997
Total current liabilities	4,394	3,413
LONG-TERM LIABILITIES:		
Long-term loans net of current maturities	84	13
Accrued severance pay	837	813
Total long-term liabilities	921	826
SHAREHOLDERS' EQUITY:		
Share capital		
Authorized: 12,000,000 Ordinary Shares of NIS 0.01 par value at December 31, 2000 and 2001; Issued and outstanding: 4,867,496 and 4,816,831 shares at December 31, 2000 and 2001, respectively	15	15
Additional paid-in capital	12,836	12,846
Treasury shares	(40)	(158)
Accumulated other comprehensive loss	(431)	(410)
Retained earnings	4,117	1,563
Total shareholders' equity	16,497	13,856
Total liabilities and shareholders' equity	$21,812	$18,095

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. Dollars in thousands (except per share data)

	Year ended December 31,		
	1999	2000	2001
Revenues from sales	$12,624	$9,414	$7,843
Revenues from services	156	1,653	2,882
Total revenues	12,780	11,067	10,725
Cost of revenues from sales	3,108	2,520	1,909
Cost of revenues from services	29	322	643
Total cost of sale	3,137	2,842	2,552
Gross profit	9,643	8,225	8,173
Operating expenses:			
Research and development, net	3,491	4,039	3,562
Selling and marketing, net	4,186	4,853	4,911
General and administrative	1,593	1,845	1,943
In process research and development write-off	--	945	--
Total operating expenses	9,270	11,682	10,416
Operating income (loss)	373	(3,457)	(2,243)
Financial income, net	35	374	138
Other income (expenses)	5,150	1,591	(654)
Income (loss) before taxes on income	5,558	(1,492)	(2,759)
Taxes on income (tax benefit)	1,277	(155)	16
	4,281	(1,337)	(2,775)
Equity in earnings of affiliates	211	66	221
Net income (loss)	$4,492	$(1,271)	$(2,554)
Basic net earnings (loss) per share	$0.96	$(0.26)	$(0.53)
Diluted net earnings (loss) per share	$0.94	$(0.26)	$(0.53)

SOURCE: Mer Telemanagement Solutions Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER Telemanagement Solutions Ltd.
(Registrant)

By: /s/ Shai Levanon
Shai Levanon, President and Chief Executive Officer

Date: February 6, 2002

1042757.2